                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                          Xechem International, Inc.
      -------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, Par Value $.00001 per share
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                  983895-103
      -------------------------------------------------------------------
                                (CUSIP Number)

                  Andrew J. Levinson, Herzfeld & Rubin, P.C.,
                     40 Wall Street, New York, N.Y. 10005
                                (212) 344-5500
      -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                     December 30, 1996 and January 6, 1997
      -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 983895-103                                          Page 2 of __ Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David Blech
     132-4800068

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) /x/
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                         7    SOLE VOTING POWER

                              80,000,000 shares
NUMBER OF SHARES
                         8    SHARED VOTING POWER
 BENEFICIALLY
                              30,000,000 shares
 OWNED BY EACH
                         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
                              80,000,000 shares
     WITH
                         10   SHARED DISPOSITIVE POWER

                              30,000,000 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     93.6%

14   TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 983895-103                                          Page 3 of __ Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Edward A. Blech Trust
     25-6381634

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) /x/
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                         7    SOLE VOTING POWER

                              - 0 -
NUMBER OF SHARES
                         8    SHARED VOTING POWER
 BENEFICIALLY
                              24,000,000 shares
 OWNED BY EACH
                         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
                              - 0 -
     WITH
                         10   SHARED DISPOSITIVE POWER

                              24,000,000 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,000,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     76.2%

14   TYPE OF REPORTING PERSON*

     OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     The following Amendment No. 1 (this "Amendment") to a statement on Schedule 13D (the "Statement") filed on November 29, 1996 with respect to the common stock, par value $.00001 per share (the "Common Stock"), of Xechem International, Inc. (the "Issuer") is being filed on behalf of David Blech and the Edward A. Blech Trust. Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Statement.

Item 3.  Source and Amount of Funds or Other Consideration

     The information set forth under Item 3 is hereby supplemented by adding the following at the end of the last paragraph of Item 3:

     On December 30, 1996, pursuant to the Stock Purchase Agreement and the Assignment, the Trust purchased $500,000 (5,000 shares) of Preferred Stock for $500,000, which came out of the working capital of the Trust.

     Pursuant to a further assignment, Mr. Blech assigned to the Trust the right to acquire an additional $500,000 (5,000 shares) of Preferred Stock pursuant to the Stock Purchase Agreement. On January 6, 1997, the Trust purchased an additional $500,000 (5,000 shares) of Preferred Stock for $500,000, which came out of the working capital of the Trust.

Item 5.  Interest in Securities of the Issuer

     The information set forth under Item 5 is hereby deleted and replaced by the following:

     (a) The Trust has acquired $1.5 million (15,000 shares) of Preferred Stock. If no other shares are acquired pursuant to the Stock Purchase Agreement, they will be convertible into 24,000,000 shares of Common Stock. Accordingly, the Trust beneficially owns 76.2% of the Common Stock deemed outstanding pursuant to Rule 13d-3(d) promulgated pursuant to the Securities Exchange Act of 1934, as amended, based on 7,483,393 shares of Common Stock reported by the Issuer as outstanding on August 15, 1996 in its Quarterly Report on Form 10-QSB for the period ended June 30, 1996. Mr. Blech could be deemed to beneficially own such Common Stock pursuant to Article Five of the Trust Agreement, which reserves to him the investment powers with respect to the Trust's securities of companies of which the securities holdings by Mr. Blech and the Trust could be deemed to be significant from the viewpoint of voting control within the meaning of Section 675(4)(B) of the Internal Revenue Code of 1986, as amended.

     Pursuant to the Stock Purchase Agreement, Mr. Blech has the right to acquire $4.0 million (40,000 additional shares) of Preferred Stock, and has the right to do so immediately, notwithstanding the scheduled purchase dates set forth in the Stock Purchase Agreement. Accordingly, he could be deemed to own the Common Stock into which such Preferred Stock is convertible--i.e., 80,000,000 shares of Common Stock. Moreover, if such purchases are effected, the $1.5 million (15,000 shares) owned by the Trust would be convertible into 30,000,000 shares of Common

Stock. Accordingly, Mr. Blech could be deemed to beneficially own 110,000,000 shares of Common Stock, or 93.6% of the Common Stock deemed to be outstanding (without taking into account the conversion of Dr. Pandey's preferred stock described above).

     (b) Mr. Blech has sole voting and dispositive powers with respect to 80,000,000 shares of Common Stock and shares with the Trust the voting and dispositive powers with respect to the remaining shares identified in this Statement.

     (c) The only transactions with respect to the securities of the Issuer by either Mr. Blech or the Trust within the past 60 days was the Trust's purchase from the Issuer (i) of $500,000 (5,000 shares) of Preferred Stock for $500,000 on December 30, 1996 pursuant to the Stock Purchase Agreement and the Assignment, and (ii) an additional $500,000 (5,000 shares) of Preferred Stock for $500,000 on January 6, 1997 pursuant to the Stock Purchase Agreement and a further assignment of certain of Mr. Blech's rights pursuant to the Stock Purchase Agreement.

     (d) No person other than Mr. Blech or the Trust has the right to receive or direct the receipt of dividends or sales proceeds of the Preferred Stock or the Common Stock owned or sold by Mr. Blech or the Trust, respectively.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

     The information set forth under Item 6 is hereby supplemented by adding the following at the end of the last paragraph of Item 6:

     As described above, Mr. Blech assigned to the Trust the right to acquire an additional $500,000 (5,000 shares) of Preferred Stock for $500,000 (i.e., resulting in the right of the Trust to acquire $l,500,000 (1,500 shares) of Preferred Stock, from the Issuer, all of which have been purchased).

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 1997
                                       THE EDWARD A. BLECH TRUST,
                                       Rabbi Mordechai Jofen, Trustee

                                       By: /s/ RABBI MORDECHAI JOFEN
                                           Rabbi Mordechai Jofen, Trustee

                                       /s/ DAVID BLECH
                                       David Blech